August 11, 2005


By facsimile to (212) 480-0717 and U.S. Mail


Mr. Colin Hendrick
President and Chief Executive Officer
SmartMetric, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

Re:	SmartMetric, Inc.
	Pre-effective Amendment 6 to Registration Statement on Form
SB-2
Amendments to Quarterly Reports on Form 10-QSB for the quarters ending December 31, 2004 and March 31, 2005
Filed August 4, 2005
File No. 333-118801

Dear Mr. Hendrick:

      We reviewed the filings and have the accounting comment below.

Consolidated Balance Sheet at March 31, 2005

1. We reviewed your response to prior comment 7. We note that you reclassified $95,877 of offering costs to long term assets. Since these costs have no future economic benefit and are rather costs of the original equity transactions, these costs should remain in equity. Revise your consolidated balance sheet at March 31, 2005 to reclassify these costs from other assets to stockholders` equity. Also revise your consolidated statements of changes in stockholders` equity and your quarterly report on Form 10-QSB for the quarter ending March 31, 2005 to reflect this reclassification.

Closing

	File amendments to the SB-2 and the March 31, 2005 10-QSB in response to the comment. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments.
Include
with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SmartMetric and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SmartMetric requests acceleration of the registration statement`s effectiveness, SmartMetric should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SmartMetric may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.



You may direct questions on the accounting comment to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jeanne K. Baker, Assistant
Chief Accountant, at (202) 551-3691. You may direct questions on disclosure issues to Edward M. Kelly, Senior Counsel, at (202)
551-
3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Andrea I. Weinstein, Esq.
	Schonfeld & Weinstein, L.L.P.
	80 Wall Street, Suite 815
	New York, NY 10005



Mr. Colin Hendrick
August 11, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE